UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7)	☐

Kabushiki Kaisha Tokushima Ginkou Kabushiki Kaisha Kagawa Ginkou
(Name of Subject Company)
The Tokushima Bank, Ltd. The Kagawa Bank, Ltd.
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
The Tokushima Bank, Ltd.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
The Tokushima Bank, Ltd. Attn: Hitomi Fujii General Manager of Planning Department 1-16, Tomidahama, Tokushima City, Tokushima 770-8648, Japan Tel: +81 88 623 3111
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number

(1)	Convocation Notice of the Extraordinary General Meeting of Shareholders (dated November 6, 2009)

Item 2.  Informational Legends

The required legend is included on prominent portions of the document referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

The Tokushima Bank, Ltd. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X on September 15, 2009.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE TOKUSHIMA BANK, LTD.

By:	/s/	Shinichi Kakiuchi
Name:		Shinichi Kakiuchi
Title:		President

Date:   November 9, 2009